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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	April 12, 2023

Gateway Garage Partners LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1031420
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6 West 20th Street, 5th Floor, New York, New York 10011

(Full mailing address of principal executive offices)

(813) 438-6542

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

On April 12, 2023, Gateway Garage Partners LLC (the “Company”) announced that it would be liquidating its assets and dissolving the Company on or about April 28, 2023. The full text of the announcement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Letter to Unitholders

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Gateway Garage Partners LLC

By (Signature and Title)	/s/ Charles J. Follini, President

Date	April 12, 2023

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